ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, [redacted] я Федерация, 628415
Тел.: (3462) [redacted] ;4-94, 42-64-95

08002533

«18th» April 2008г.

№ SZ/13-07-255

Mail Processing
Section

MAY 06 2008

Washington, DC
101

SUPPL

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
USA

Re: Surgutneftegas ~~OJSC~~ (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit the information on developments which may significantly affect the value of OJSC "Surgutneftegas" securities "On acquiring by the Joint Stock Company a share in the charter capital of another profit organization amounting to at least 5%, or ordinary shares of another joint stock company amounting to at least 5% " dated April, 17th, 2008.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 628 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 1 page.

PROCESSED
MAY 20 2008
THOMSON REUTERS

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities

5/14

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«18» апреля 2008г. №13-07-255

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг ОАО «Сургутнефтегаз» «О приобретении акционерным обществом доли участия в уставном капитале другой коммерческой организации, составляющей не менее 5 процентов, или доли обыкновенных акций другого акционерного общества, составляющей не менее 5 %» от 17 апреля 2008 г.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 628 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 1 л. в 1 экз.

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Фёдоров

Колесникова
(7 3462) 42 65 02

Information on developments which may significantly affect the value of OJSC "Surgutneftegas" securities "On acquiring by the Joint Stock Company a share in the charter capital of another profit organization amounting to at least 5%, or ordinary shares of another joint stock company amounting to at least 5%"

1. General Information	
1.1. The issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The issuer's OGRN code	***1028600584540***
1.5. The issuer's taxpayer identification number (INN)	***8602060555***
1.6.The issuer's unique code as assigned by the registering authority	***00155-A***
1.7. Website used by the issuer to disclose information	***www.surgutneftegas.ru***

2. Information Content
2.1. Full corporate name of the profit organization with the charter capital the share in which has been acquired: ***Closed Joint Stock Company "NORD Media";***
2.2. Location of the above mentioned profit organization: ***Prechistinskaya nab., 13, bldg. 1, Moscow, 119034 Russian Federation;***
2.3. Share of OJSC "Surgutneftegas" in the charter capital of the above mentioned organization before acquisition: ***0%;***
2.4. Ordinary shares of the above mentioned organization held by OJSC "Surgutneftegas" before acquisition: ***0%;***
2.5. Share of OJSC "Surgutneftegas" in the charter capital of the above mentioned organization after acquisition: ***12.3271%;***
2.6. Ordinary shares of the above mentioned organization held by OJSC "Surgutneftegas" after acquisition: ***12.3271%;***
2.7. Date when the share of OJSC "Surgutneftegas in the charter capital of the above mentioned organization changed: ***17.04.2008.***

3. Signature
3.1. ***Acting Director General OJSC "Surgutneftegas"*** __________________ ***Anatoly S. Nuryaev***
3.2. Date 17 April 2008 Stamp

END